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27 March 2000

TELECOM APPOINTS NEW CHIEF FINANCIAL OFFICER

Telecom New Zealand Chief Executive Theresa Gattung today said she was delighted to announce the appointment of Marko Bogoievski as Chief Financial Officer. He will replace Jeff White, who is returning to the United States for family reasons.

Mr Bogoievski, (pronounced Bog-o-ev-ski) is currently Chief Financial Officer for United States start-up company Dispatch Management Services. He was previously Chief Financial Officer for Ansett New Zealand and before that was Finance Director, then Sales Director, of New Zealand Wines and Spirits.

He is a Victoria University graduate with a BCA in economics and accounting, and an MBA from Harvard.

"Marko has broad experience in a wide variety of disciplines in finance and investment, but he also comes with hands-on experience in sales in some highly competitive industries," Ms Gattung said. "In addition, he has learned an enormous amount through working in US capital markets," she said.

"He is very experienced and highly regarded for his strategic and leadership abilities. I am sure he will make a huge contribution to our business," Ms Gattung said.

Mr Bogoievski has held a variety of financial and investment positions with First Boston Corporation, Elders Finance Group and Price Waterhouse in New York and had earlier worked for Price Waterhouse in New Zealand and Australia.

A New Zealander, Mr Bogoievski, 36, is the son of Yugoslav and Greek parents who grew up in Petone. He will take up his position with Telecom on 1 May.